December 9, 2014 VIA EDGAR United States Securities and Exchange Commission	Broadwater Park Denham Buckinghamshire UB9 5HR United Kingdom Switchboard +44 (0) 1895 512 000 General fax +44 (0) 1895 512 101 www.ihg.com
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Kevin Woody

Re:	InterContinental Hotels Group PLC Form 20-F for the Fiscal Year Ended December 31, 2013 Filed on February 26, 2014 File No. 001-10409

This letter relates to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 1, 2014 (the “Comment Letter”) regarding the above-referenced filing on Form 20-F of InterContinental Hotels Group PLC (the “Company”).

The Company is working expeditiously to respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments in consultation with the Company’s advisors.

In order to address fully all of the points raised in the Comment Letter, the Company believes that it will require additional time to consider and respond to the Staff’s comments.  Accordingly, the Company respectfully requests an extension of time to respond to the Comment Letter beyond the ten business days specified in the Comment Letter.  The Company anticipates submitting to the Staff a response to the Comment Letter on or before January 30, 2015.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to contact me with any further comments or questions.

Yours faithfully,

/s/ Nicolette Henfrey

Nicolette Henfrey
SVP, Deputy Company Secretary, and Head of Corporate Legal

InterContinental Hotels Group PLC Registered in England No. 5134420  Registered Office: Broadwater Park, Denham, Buckinghamshire UB9 5HR